

Mail Stop 3233

December 15, 2017

<u>Via E-mail</u>
Lorrie D. Scott, Esq.
Vice President, General Counsel & Corporate Secretary
Potlatch Corporation
601 West First Avenue, Suite 1600
Spokane, WA 99201

> **Re:** **Potlatch Corporation**
> **Registration Statement on Form S-4**
> **Filed December 7, 2017**
> **File No. 333-221942**

Dear Ms. Scott:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sara von Althann at (202) 551-3207 with any questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc:     Andrew Bor
        Perkins Coie LLP